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                                                                  EXHIBIT 4.3


August 24, 1995


Mr. John Miller
Vice President
NationsBank of Florida
150 S. E. 3rd Avenue, Suite 411
Miami, Florida 33131


RE: The $60,000,000 Revolving Credit and Reimbursement Agreement ("The Agreement") by and among The Wackenhut Corporation ("The Company"), NationsBank of Florida N.A. as agent, and Bank of America Illinois.


Dear John:


Pursuant to Section 2.10: Reduction in Commitment of the above Agreement and further to the Letter Agreement dated June 8, 1995, this letter serves to notify you that effective August 22, 1995 the Total Revolving Loan Commitment is reduced from $60,000,000 to $50,000,000.


Sincerely,


The Wackenhut Corporation


By:
         -------------------
Name:    Terry P. Mayotte
Title:   Assistant Treasurer